40th Annual J.P. Morgan Healthcare Conference President & CEO January 10th, 2022 Christophe Weber Better health for people, Brighter future for the world

For the purposes of this notice, “presentation” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this presentation. This presentation (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this presentation. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This presentation is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws. The companies in which Takeda directly and indirectly owns investments are separate entities. In this presentation, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners. Forward-Looking Statements This presentation and any materials distributed in connection with this presentation may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this presentation or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this presentation may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results. Financial Information and Certain Non-IFRS Financial Measures Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). This presentation and materials distributed in connection with this presentation include certain financial measures not presented in accordance with International Financial Reporting Standards (“IFRS”), such as Underlying Revenue, Core Operating Profit, Underlying Core Operating Profit, Core Net Profit, Underlying Core EPS, Net Debt, EBITDA, Adjusted EBITDA and Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this presentation. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda’s performance, core results and underlying trends. Takeda’s non- IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on slides 21-28. Medical information This presentation contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development. Important Notice 2

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A Global, Values-based Biopharmaceutical Company 4 TOKYO Takeda Global HQ GREATER BOSTON AREA Global Hub 80 PRESENCE: APPROX. IN COUNTRIES & REGIONS $4.7 R&D INVESTMENT APPROX. BN PLANNED FOR FY21*38 TOP EMPLOYER® IN COUNTRIES & 4 REGIONS A S O F J A N U A R Y 2 0 2 1 *Convenience translation of reported JPY figures into USD calculated at 110.6 JPY/USD FY2020 GLOBAL REVENUE 13% EMERGING MARKETS APPROX. 29BN USD* 21% EUROPE & CANADA 18% JAPAN 49% U.S. 5 KEY BUSINESS AREAS (% OF FY2020 REVENUE) 18% OTHER 13% ONCOLOGY 19% RARE DISEASES 24% GI 13% PLASMA-DERIVED THERAPIES 13% NEURO- SCIENCE3 RESEARCH SITES31MANUFACTURING SITES

Executing to deliver topline acceleration, competitive margins & strong cash flow

Takeda

UNDERLYING REVENUE GROWTH[1]



Mid-single digit
+2.2%
FY2019
FY2020
FY2021
(guidance)

UNDERLYING CORE O.P. MARGIN[1]



28.9%
30.2%
~30%
FY2019
FY2020
FY2021
(guidance)

NET DEBT / ADJ. EBITDA[2]



4.7x
3.8x
3.2x
Mar 2019
Mar 2020
Mar 2021

- Accelerating topline growth with 14 Global Brands and New Product Launches
- Highly innovative pipeline to support long-term growth outlook
- Competitive Underlying Core Operating Profit[1] margins
- Strong cash flow supporting deleveraging, targeting "low 2s" Net Debt / Adj. EBITDA[2] by FY2023
- Well-established dividend policy and announced first share buyback program since 2008

1. Please refer to slide 18 for definition, and 21-23 for reconciliation
2. Please refer to slide 20 for definition, and 24-28 for reconciliation

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14 Global Brands drive mid-term growth expectations

Takeda

14 GLOBAL BRANDS FY2020 REVENUE ~$11 BILLION
FY2021 UNDERLYING GROWTH FORECAST: +14-16%

14 Global Brands revenue



+16%
+14-16%
~$11B
FY2019
FY2020
FY2021 (forecast)

	FY2019	FY2020	FY2021 (forecast)
14 Global Brands as % total core revenue[2]	34%	38%	~45%

Entyvio vedolizumab
Gattex (Teduglutide [rDNA origin]) for Injection
ALOFISEL (darvadstrocel)
TAKHZYRO (lanadelumab-flyo) injection
ADYNOVATE [Antihemophilic Factor (Recombinant), PEGylated]
Natpara (parathyroid hormone) for Injection
elaprase (idursulfase)
VPRIV
Flexbumin [Albumin (Human)], USP
GAMMAGARD LIQUID [Immune Globulin Infusion (Human)] 10%
Cuvitru [Immune Globulin Subcutaneous (Human)] 20%
HyQvia [Immune Globulin Infusion 10% (Human) with Recombinant Human Hyaluronidase]
NINLARO (ixazomib) capsules
ALUNBRIG BRIGATINIB

Graphs are illustrative
1. USD amounts provided for reference calculated at 110.6 JPY/USD
2. Percentage of sales are based on Core revenue; FY2021 adjusted to remove JPY 133.0B from sale of Japan diabetes portfolio recorded in revenue. Year-on-year growth rates are Underlying revenue (please refer to slide 18 for definition of Core and Underlying)

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Revising our base case assumption on Entyvio biosimilars: no longer expecting launch upon anticipated data exclusivity expiry timing

Entyvio vedolizumab

Takeda

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Anticipated expiry of data exclusivity			May 2024 EU[1]		May 2026 U.S						

- Our previous base case assumption for biosimilar entry timing was based on data exclusivity timing

Takeda has granted patents that cover various aspects of Entyvio, including formulation, dosing regimens and process for manufacturing. These patents are expected to expire in 2032 in the U.S.

- Any biosimilar that seeks to launch prior to 2032 would need to address potential infringement and/or the validity of all relevant patents

Potential scenario in the U.S. should patents be challenged in biosimilar litigation[2]

Clinical development timeline

Biosimilar clinical trials expected to take 3-4+ years → Regulatory review (~1 year)

Legal proceedings

Pre-litigation process → In general, biosimilar litigation proceedings in the U.S. may take 3-5 years

- No evidence of biosimilar clinical trials to date
- In the U.S., the biosimilar litigation process is triggered by FDA acceptance of a relevant aBLA

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1. Potential extension to May 2025 with pouchitis indication. On December 17, 2021, the CHMP granted a positive opinion for Entyvio as a treatment for active chronic pouchitis.
2. Assumes a biosimilar entering clinical studies in January 2022. In the U.S., the biosimilar litigation process is triggered by FDA acceptance of a relevant aBLA; litigation in other jurisdictions may occur earlier.

Two new product launches in 2021 in areas of high unmet need 8 FIRST AND ONLY APPROVED ORAL THERAPY TO TARGET EGFR EXON20 INSERTION+ NSCLC POTENTIAL TO REDEFINE SUCCESS IN POST-TRANSPLANT CMV INFECTION Approved U.S. September 2021 Approved U.S. November 2021

Mid-term growth expected to be driven by 14 Global Brands, more than offsetting Loss of Exclusivity headwinds


NEW LAUNCHES
OTHERS
VYVANSE
VELCADE
AZILVA
~$4.5B
~$9B
14 GLOBAL BRANDS
Divested assets
FY2020 revenue
FY2025 revenue

STRONG INCREMENTAL REVENUE GROWTH POTENTIAL TO FY2025

- 14 Global Brands expected to deliver incremental revenue more than double mid-term LOE headwinds from Vyvanse, Velcade & Azilva
- Further upside from new product launches such as Exkivity & Livtencity more than offsetting decline of other in-line products (e.g. hemophilia)
- Focus on delivering competitive Underlying Core Operating Profit[1] margin in low-to-mid thirties %
- No Entyvio biosimilar launches expected in any major markets during this timeframe

Graphs are illustrative

"New Launches" refers to New Molecular Entities launched after April 1, 2021. All revenue numbers are adjusted for development and regulatory risk. Actual future net sales achieved by our commercialized products and pipelines will be different, perhaps materially so, as there is a range of possible outcomes from clinical development, driven by a number of variables, including safety, efficacy and product labelling. In addition, if a product is approved, the effect of commercial factors including the patient population, the competitive environment, pricing and reimbursement is also uncertain.

1. Please refer to slide 18 for definition

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Positioned to deliver topline growth out to FY2030 and beyond 10 FY2025 revenue • Highly innovative pipeline of ~40 clinical stage assets • In-house research engine to drive future innovation • Further enriching the pipeline through partnerships and targeted, strategic bolt-on acquisitions IN-LINE PORTFOLIO OUTLOOK FY2025-2030 INNOVATIVE PIPELINE TO DELIVER VALUE • Continued growth of multiple Global Brands (e.g. IG and Takhzyro) expected to offset main U.S. LOEs of Trintellix (2026) & Ninlaro (2029) • Hemophilia portfolio decline levels off • Any Entyvio biosimilar that seeks to launch prior to 2032 would need to address potential infringement and/or the validity of any relevant patents

Patient-centric and Science-first Innovative R&D Engine PLASMA-DERIVED THERAPIES VACCINES CELL THERAPY GENE THERAPY DATA SCIENCES ONCOLOGY GASTROENTEROLOGY (GI)NEUROSCIENCE RARE GENETICS & HEMATOLOGY R&D STRATEGY INNOVATIVE BIOPHARMA INNOVATIVE PIPELINE • ~40 NMEs in clinical stage development • Diverse modality base • Approx. 50% of pipeline has Orphan Drug Designation or Orphan potential in at least one indication ROBUST PARTNERSHIP MODEL • Takeda’s labs are designed to access innovation wherever it originates • Investments in novel mechanisms and capabilities for a sustainable future 11

Our pipeline is modality diverse with transformative potential 12 CLINICAL-STAGE NMEs DEMONSTRATED PIPELINE GROWTH AND DIVERSIFICATION CONTINUED INVESTMENT IN NEW MODALITIES 4 13 3 4 4 4 19 14 TodayFY2015 27 38 Other Biologics include: • Fusion proteins • Monoclonal antibodies • Therapeutic proteins • Microbiome • Oncolytic viruses Small Molecules Peptides and Oligos Other Biologic Vaccines Cell and Gene Therapy 34 of 38 assets added after FY2015* 24% 31% 13% 32% FY2020 100% PRECLINICAL PIPELINE (Lead Optimization to IND) NMEs counted on the asset (rather than indication) level. Today’s count does not include assets removed from pipeline in FY2021 (pevonedistat, TAK-831). FY2015 count taken at end of fiscal year. *Of the 38 assets in today’s pipeline, 4 were in development in FY2015 (soticlestat, TAK-653, TAK-003, mezagitamab). 4 assets active today 7 assets externalized 16 assets terminated / on hold

Our highly innovative pipeline is starting to deliver value

Takeda

POTENTIAL APPROVAL	FY21	FY22	FY23	FY24	FY25 and Beyond				
	WAVE 1[1]				CLINICAL-STAGE NMEs / WAVE 2[2]				
ONCOLOGY	**EXKIVITY[3]** *2L NSCLC with EGFR exon 20 insertion mutation*		**EXKIVITY[3]** *1L NSCLC with EGFR exon 20 insertion mutation*		**modakafusp alfa** *R/R MM* **subasumstat** *Multiple cancers*	**TAK-007** *CD19+ hematologic malignancies* **TAK-605** *Multiple cancers*	**TAK-676** *Solid tumors* **TAK-186** *EGFR Solid Tumor*	**TAK-102** *Multiple cancers* **TAK-940** *CD19+ hematologic malignancies*	
RARE GENETICS & HEMATOLOGY	**LIVTENCITY[3]** *R/R CMV infect. in transplant*	**TAK-609[4]** *Hunter CNS (IT)*	**LIVTENCITY[3]** *1L CMV infect. in HSCT* **TAK-755** *cTTP*	**TAK-611** *MLD (IT)*	**pabinafusp alfa[6]** *Hunter Syndrome* **TAK-755** *iTTP, SCD*	**mezagitamab** *MG, ITP* **TAK-607** *Complications of prematurity*			
NEUROSCIENCE			**soticlestat** *DS* **soticlestat** *LGS*		**orexin 2R-ag** *TAK-861/994[7] NT1, NT2, IH, Other* **orexin 2R-ag** *TAK-925 Hospital setting*	**TAK-653[8]** *Inadequate resp. in MDD* **TAK-041[8]** *Anhedonia in MDD*	**TAK-341** *Parkinson's Disease* **TAK-071** *Parkinson's Disease*		
GASTRO-ENTEROLOGY	**Eohilia[5]** *EoE Received CRL*				**TAK-999** *AATD Liver Disease* **TAK-906** *Gastroparesis*	**TAK-951** *Nausea & vomiting* **TAK-954** *POGD*	**TAK-105** *Nausea & vomiting* **TAK-510** *Nausea & vomiting*	**TAK-101** *Celiac Disease* **TAK-062** *Celiac Disease*	**sibofimloc** *Crohn's Disease (post-op and ileitis)* **TAK-039** *Hepatic encephalopathy*
VACCINES	**TAK-019** *Novavax COVID-19 Vaccine (JP)* **COVID-19 Vaccine** *Moderna Intramuscular Injection (JP)*	**TAK-003** *Dengue Vaccine*			**TAK-426** *Zika Vaccine*				

● U.S. Breakthrough and/or Fast Track Designations

● China Breakthrough and/or Japan SAKIGAKE Designation

Orphan potential in at least one indication

APPROVED

Received Complete Response Letter

1. Potential approval dates depend on data read-outs; some WAVE 1 target approval dates assume accelerated approval
2. Certain WAVE 2 programs may be accelerated into WAVE 1 depending on future data read outs
3. EXKIVITY (brand) – mobocertinib (generic), LIVTENCITY (brand) – maribavir (generic)
4. Filing of TAK-609 is subject to feedback from regulatory agencies on the ongoing extension trial and may change
5. Takeda has received a Complete Response Letter (CRL) from the FDA, and no longer expects approval in FY2021. Takeda is assessing the details of the CRL
6. Partnership with JCR Pharmaceuticals
7. TAK-994 timeline under evaluation
8. Partnership with Neurocrine Biosciences

Takeda's Fiscal Year ends March 31 of the following year; e.g.,"FY21" refers to the twelve-month period ending March 31, 2022.
All timelines are approximate estimates of January 10, 2022. For glossary of disease abbreviations please refer to appendix.

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Pipeline assets expected to be in pivotal trials by end of FY2022 have significant peak sales potential



PTRS Adjustment
> 1 T yen[1]
(~$10B)
> 500 Bn yen
(~$5B)
Unadjusted Peak Sales
PTRS Adjusted

Wave	Asset	FY21	FY22	FY23	FY24	FY25-27
WAVE 2 POC Achieved	TAK-999	Ph2 POC AATD Liver	Pivotal Start AATD Liver			Potential Approval AATD Liver
	pabinafusp alfa	Pivotal Start Hunter Syndrome				Potential Approval Hunter Syndrome
	modakafusp alfa	Ph1/2 POC R/R MM (mono)	Pivotal Start R/R MM (mono)		Ph2 POC R/R MM (combo)	Potential Approval R/R MM (mono)
WAVE 1	TAK-611				Potential Approval MLD (IT)	
	soticlestat	Pivotal Start DS, LGS		Potential Approval DS, LGS		
	TAK-755	Ph2 POC iTTP	Pivotal Start iTTP	Potential Approval cTTP	Ph2 POC SCD	Potential Approval iTTP
	TAK-003		Potential Approval[2] Dengue Vaccine EU	Potential Approval Dengue Vaccine US		
	TAK-019	Potential Approval COVID Vaccine (JP)				
	LIVTENCITY	Approved R/R CMV US	Potential Approval R/R CMV EU	Potential Approval CMV 1L US; R/R CN	Potential Approval R/R CMV JP	
	EXKIVITY	Approved 2L NSCLC US	Potential Approval 2L NSCLC EU/CN	Potential Approval 1L NSCLC		

Legend: Proof-of -concept; Pivotal study start; Potential approval; Approved

PTRS: Probability of Technical and Regulatory Success. For glossary of disease abbreviations please refer to appendix.

1. Aggregate total of peak sales potential of the assets shown on this slide. Peak sales will be realized in different years depending on the asset. Includes revenue from additional indications which are pre-POC. Includes potential revenue from regions for which Takeda has yet to execute option agreements for commercialization rights. Eohilia and TAK-609 excluded due to uncertain timelines.
2. EU approval is expected to be referenced by many endemic countries for local approval

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Of the ~30 Wave 2 assets in clinical trials, several high-potential programs are expected to have Proof-of-Concept readouts over the next two fiscal years

Takeda

SELECT WAVE 2 with POC FY22-23	FY22	FY23
TAK-925 IV orexin		Ph2 POC Post-op
TAK-007		Ph2 POC CD19+ Hematological malignancies
TAK-861 / 994[1] oral orexin	TAK-861 Ph2 POC NT1	
subasumstat	First Ph2 POC Heme and/or Solid Tumors	Additional Ph2 POC Heme and/or Solid Tumors
mezagitamab	Ph2 POC MG	Ph2 POC ITP

FY24 and beyond

- Additional WAVE 2
- Partnerships
- Research Engine

1. TAK-994 timeline under evaluation
For glossary of disease abbreviations please refer to appendix.

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INNOVATIVE PIPELINE TO DELIVER LONG-TERM GROWTH EXECUTING ON OUR GROWTH STRATEGY MID-TERM GROWTH DRIVEN BY 14 GLOBAL BRANDS • Highly innovative pipeline of ~40 clinical stage assets • In-house research engine to drive future innovation • Further enriching the pipeline through partnerships and targeted, strategic bolt-on acquisitions • Executing to deliver topline acceleration, competitive margins and strong cash flow • 14 Global Brands expected to more than offset Loss of Exclusivity headwinds to FY2025 • Focus on delivering competitive Underlying Core Operating Profit1 margin in low-to-mid thirties % Positioned for growth over the mid- and long-term and committed to delivering shareholder value 16 1. Please refer to slide 18 for definition

APPENDIX

Core Revenue represents revenue adjusted to exclude significant items unrelated to Takeda’s core operations. Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as non-recurring items, purchase accounting effects and transaction related costs. Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented. Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes. Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non- recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance. Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics. Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reporting periods presented. Underlying Core Operating Profit represents Core Operating Profit (as defined to the right) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented. Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures and items excluded in the calculation of Core EPS (as defined to the right), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period. DEFINITION OF CORE AND UNDERLYING GROWTH 18

We present Free Cash Flow because we believe that this measure is useful to investors as similar measures of liquidity are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Free Cash Flow is also used by our management to evaluate our liquidity and our cash flows, particularly as they relate to our ability to meet our liquidity requirements and to support our capital allocation policies. We also believe that Free Cash Flow is helpful to investors in understanding how our strategic divestitures of non-core businesses and of portions of our investment portfolio contribute to the cash flows and liquidity available to us. We define Free Cash Flow as cash flows from operating activities, excluding acquisition of property, plant and equipment, intangible assets and investments, and any other cash that is not available to Takeda’s immediate or general business use, and including proceeds from sales of property, plant, sales and redemption of investments and businesses, net of cash and cash equivalents divested. The usefulness of Free Cash Flow to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the effect of our current and future contractual and other commitments requiring the use or allocation of capital and (iii) the inclusion of proceeds from sales and redemption of investments and the proceeds from sales of business, net of cash and cash equivalents divested, although they reflect the execution of our current strategy of divesting non-core assets, do not reflect cash received from our core ongoing operations. Free Cash Flow should not be considered in isolation and is not, and should not be viewed as, a substitute for cash flows from operating activities or any other measure of liquidity presented in accordance with IFRS. The most directly comparable measure under IFRS for Free Cash Flow is net cash from operating activities. DEFINITION OF FREE CASH FLOW 19

EBITDA and Adjusted EBITDA We present EBITDA and Adjusted EBITDA because we believe that these measures are useful to investors as they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We further believe that Adjusted EBITDA is helpful to investors in identifying trends in its business that could otherwise be obscured by certain items unrelated to ongoing operations because they are highly variable, difficult to predict, may substantially impact our results of operations and may limit the ability to evaluate our performance from one period to another on a consistent basis. EBITDA and Adjusted EBITDA should not be considered in isolation or construed as alternatives to operating income, net profit for the year or any other measure of performance presented in accordance with IFRS. These non-IFRS measures may not be comparable to similarly-titled measures presented by other companies. The usefulness of EBITDA and Adjusted EBITDA to investors has limitations including, but not limited to, (i) they may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) they exclude financial information and events, such as the effects of an acquisition or amortization of intangible assets, that some may consider important in evaluating our performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future and (iv) they may not exclude all items which investors may consider to be unrelated to our long- term operations, such as the results of businesses divested during a period. These non-IFRS measures are not, and should not be viewed as, substitutes for IFRS reported net income (loss). We encourage investors to review our historical financial statements in their entirety and caution investors to IFRS measures as the primary means of evaluating our performance, value and prospects for the future, and EBITDA and Adjusted EBITDA as supplemental measures. We define EBITDA as net profit before income tax expenses, depreciation and amortization and net interest expense. We define Adjusted EBITDA as EBITDA further adjusted to exclude impairment losses, other operating expenses and income (excluding depreciation and amortization), finance expenses and income (excluding net interest expense), our share of loss from investments accounted for under the equity method and other items that management believes are unrelated to our core operations such as purchase accounting effects and transaction related costs. The most closely comparable measure presented in accordance with IFRS is net profit for the year. Please refer to slides 25 and 28 for a reconciliation to the respective most closely comparable measures presented in accordance with IFRS. Net Debt We present Net Debt because we believe that it is useful to investors in that our management uses it to monitor and evaluate our indebtedness, net of cash and cash equivalents, and, in conjunction with Adjusted EBITDA, to monitor our leverage. We also believe that similar measures of indebtedness are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We define Net Debt first by calculating the sum of the current and non-current portions of bonds and loans as shown on our consolidated statement of financial position, which is then adjusted to reflect (i) the use of prior 12-month average exchange rates for non-JPY debt outstanding at the beginning of the period and the use of relevant spot rates for new non-JPY debt incurred and existing non-JPY debt redeemed during the reporting period, which reflects the methodology our management uses to monitor our leverage, and (ii) a 50% equity credit applied to our aggregate principal amount of 500.0 billion hybrid (subordinated) bonds issued in June 2019 by S&P Global Rating Japan in recognition of the equity-like features of those bonds pursuant to such agency’s ratings methodology. From this figure, we deduct cash and cash equivalents, excluding cash that is not available to Takeda’s immediate or general business use, to calculate Net Debt. The usefulness of Net Debt to investors has significant limitations including, but not limited to, (i) it may not be comparable to similarly titled measures used by other companies, including those in our industry, (ii) it does not reflect the amounts of interest payments to be paid on our indebtedness, (iii) it does not reflect any restrictions on our ability to prepay or redeem any of our indebtedness, (iv) it does not reflect any fees, costs or other expenses that we may incur in converting cash equivalents to cash, in converting cash from one currency into another or in moving cash within our consolidated group, (v) it applies to gross debt an adjustment for average foreign exchange rates which, although consistent with our financing agreements, does not reflect the actual rates at which we would be able to convert one currency into another and (vi) it reflects an equity credit due to the fact that the amounts of our subordinated bonds, although we believe it to be reasonable, do not affect the status of those instruments as indebtedness. Net Debt should not be considered in isolation and are not, and should not be viewed as, a substitute for bonds and loans or any other measure of indebtedness presented in accordance with IFRS. The most directly comparable measures under IFRS for Net Debt is bonds and loans. Please refer to slides 24, 26 and 27 for reconciliations to this measure. DEFINITION OF EBITDA/ADJUSTED EBITDA AND NET DEBT 20

FY2020 RECONCILIATION FROM REPORTED REVENUE TO UNDERLYING REVENUE

(BN JPY)	FY2019	FY2020	vs. PY	
Revenue	**3,291.2**	**3,197.8**	**-93.4**	**-2.8%**
Fx effects*1				+3.0pp
Divestitures*2				+2.1pp
XIIDRA				+0.3pp
Regional portfolio				+1.2pp
TACHOSIL				+0.1pp
Others				+0.4pp
Underlying Revenue Growth				**+ 2.2%**

*1 FX adjustment applies plan rate to both periods.
*2 Major adjustments are as follow;

- Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019.
- Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from FY2019 as the divestiture was completed in March 2020.
- Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from FY2019 as the divestiture was completed in March 2020.
- Revenue of select over-the-counter and non-core products in Asia Pacific, is excluded from both FY2020 and FY2019 , as the divestiture was completed in November 2020.
- Revenue of select non-core products predominantly in Europe, is excluded from both FY2020 and FY2019, as the divestiture was completed in December 2020.
- Revenue of select over-the-counter and non-core products in Latin America, is excluded from both FY2020 and FY2019, as the divestiture was completed in January 2021.
- Net sales from TACHOSIL, a surgical patch, are excluded from both FY2020 and FY2019, as the divestiture was completed in January 2021.

21

FY2020 RECONCILIATION FROM REPORTED TO CORE/UNDERLYING CORE

Takeda

(BN JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS								CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire integration costs	Shire purchase accounting adjustments	Teva JV related accounting adjustments	TCHC divestiture*	Swiss Tax Reform	Others		FX	Divestitures	
Revenue	3,197.8									3,197.8	199.5	-70.1	+2.2 %
Cost of sales	-994.3				81.2				6.2	-906.9	-47.0	21.0	
Gross Profit	2,203.5				81.2				6.2	2,290.9	152.5	-49.2	
SG&A expenses	-875.7			1.9	-0.3				1.4	-872.6	-47.0		
R&D expenses	-455.8			-0.3	0.0				5.7	-450.4	-18.3		
Amortization of intangible assets	-405.3	85.8			319.5					—			
Impairment losses on intangible assets	-16.6	16.6								—			
Other operating income	318.0		-116.9		-60.2	-1.5	-139.5			—			
Other operating expenses	-258.9		107.2	78.1					73.6	—			
Operating profit	509.3	102.4	-9.7	79.6	340.2	-1.5	-139.5		87.0	967.9	87.1	-49.2	+13.0 %
Margin	15.9 %									30.3%			30.2 %**
Financial income/expenses	-143.1			7.9	12.9				-4.0	-126.3	3.6		
Equity income/loss	0.1					16.6			-13.1	3.5	-0.3		
Profit before tax	366.2	102.4	-9.7	87.5	353.2	15.1	-139.5		69.8	845.1	90.4	-49.2	
Tax expense	9.9	-25.6	8.1	-18.6	-88.7	-4.6			-70.0	-189.4	-20.3	12.8	
Non-controlling interests	-0.2									-0.2	-0.0		
Net profit	376.0	76.8	-1.6	69.0	264.5	10.5	-139.5		-0.2	655.5	70.2	-36.4	
EPS (yen)	241									420	46	-23	+24.6 %
Number of shares (millions)	1,562									1,562			1,558

* On March 31, 2021, Takeda completed the sale of Takeda Consumer Healthcare Company Limited ("TCHC"), a wholly-owned subsidiary of Takeda primarily focused on the consumer healthcare market in Japan, to The Blackstone Group Inc.

** Underlying Core Operating Profit Margin.

22

FY2019 RECONCILIATION FROM REPORTED TO CORE/UNDERLYING CORE

Takeda

(BN YEN)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Swiss Tax Reform	Teva JV related accounting adjustments	Others		FX	Divestitures	
Revenue	3,291.2								3,291.2	102.4	-30.5	
Cost of sales	-1,089.8				199.5				-890.3	-27.9	5.0	
Gross Profit	2,201.4				199.5				2,400.9	74.4	-25.5	
SG&A expenses	-964.7			5.5	2.4				-956.8	-29.0		
R&D expenses	-492.4			10.4	0.1				-481.9	-8.9		
Amortization of intangible assets	-412.1	87.0			325.1				-			
Impairment losses on intangible assets	-43.3	43.3							-			
Other operating income	60.2		-46.0				-14.2		-			
Other operating expenses	-248.7		113.3	135.4					-			
Operating profit	100.4	130.3	67.3	151.2	527.1		-14.2		962.2	36.5	-25.5	
Margin	3.1%								29.2%			28.9%
Financial income/expenses	-137.2			7.1	14.4			-20.1	-135.7	5.3		
Equity income/loss	-24.0						32.2		8.2	-0.0		
Profit before tax	-60.8	130.3	67.3	158.3	541.6		18.0	-20.1	834.7	41.8	-25.5	
Tax expense	105.0	-31.7	-10.8	-29.2	-98.2	-94.6	-5.5	-67.5	-232.4	-10.0	5.9	
Non-controlling interests	-0.0								-0.0			
Net profit	44.2	98.7	56.5	129.1	443.4	-94.6	12.5	-87.6	602.2	31.8	-19.6	
EPS (yen)	28								387	21	-13	395
Number of shares (millions)	1,557								1,557			1,555

23

FY2020 NET DEBT/ADJUSTED EBITDA

NET DEBT/ADJUSTED EBITDA RATIO

(BN JPY)	FY2020
Cash and cash equivalents*[1]	790.7
Book value debt on the balance sheet	-4,635.4
Hybrid bond 50% equity credit	250.0
FX adjustment*[2]	165.2
Gross debt*[3]	-4,220.2
Net cash (debt)	**-3,429.4**
Net debt/Adjusted EBITDA ratio	**3.2 x**
Adjusted EBITDA	**1,083.5**

NET INCREASE (DECREASE) IN CASH

(BN JPY)	FY2019	FY2020	vs. PY	
Net cash from operating activities	669.8	1,010.9	+341.2	+50.9%
Acquisition of PP&E	-127.1	-111.2		
Proceeds from sales of PP&E	12.6	46.5		
Acquisition of intangible assets	-90.6	-125.3		
Acquisition of investments	-7.6	-12.6		
Proceeds from sales and redemption of investments	49.4	74.6		
Acquisition of business, net of cash and cash equivalents acquired	-4.9	—		
Proceeds from sales of business, net of cash and cash equivalents divested	461.5	530.4		
Net increase (decrease) in short-term loans and commercial papers	-351.2	-149.0		
Repayment of long-term loans	-137.4	-792.5		
Proceeds from issuance of bonds	496.2	1,179.5		
Repayment of bonds	-563.6	-859.2		
Interest paid	-127.2	-107.3		
Dividends paid	-282.6	-283.4		
Others	-40.6	-85.3		
Net increase (decrease) in cash	-43.3	316.1	+359.4	—

*1 Includes short-term investments which mature or become due within one year from the reporting date and excludes deposits restricted to certain vaccines operations.
*2 FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation, to match with adjusted EBITDA calculation.
*3 Bonds and loans of current and non-current liabilities. 250Bn yen reduction in debt due to 500Bn yen hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes cash and non cash adjustments to debt book-value. Non cash adjustments include changes dues to debt amortization and FX impact.

24

FY2020 NET PROFIT TO ADJUSTED EBITDA BRIDGE 25 (BN JPY) FY2019 LTM*1 FY2020 LTM*1 vs. PY Net profit 44.3 376.2 +331.9 +749.3% Income tax expenses -105.0 -9.9 Depreciation and amortization 583.6 559.7 Interest expense, net 137.8 129.0 EBITDA 660.7 1,054.9 +394.2 +59.7% Impairment losses 101.9 25.5 Other operating expense (income), net, excluding depreciation and amortization and other miscellaneous expenses (non-cash item) 124.1 -74.5 Finance expense (income), net, excluding interest income and expense, net -0.6 14.1 Share of loss on investments accounted for under the equity method 24.0 -0.1 Non-core expense related to COVID-19 — 14.0 Other adjustments: Impact on profit related to fair value step up of inventory in Shire acquisition 191.0 79.4 Acquisition costs related to Shire 5.3 1.9 Other costs*2 37.9 36.1 EBITDA from divested products*3 -18.4 -67.8 Adjusted EBITDA 1,125.9 1,083.5 -42.4 -3.8% *1 LTM represents Last Twelve Months (FY2019: April 2019 - March 2020, FY2020: April 2020 - March 2021). *2 Includes adjustments for non-cash equity-based compensation expense and non-recurring wind-down costs related to pipeline de-prioritization after Shire acquisition. *3 Represents adjustments for EBITDA from divested products which are removed as part of LTM Adjusted EBITDA.

FY2019 NET DEBT/ADJUSTED EBITDA

Takeda

NET DEBT/ADJUSTED EBITDA RATIO

(BN YEN)	FY2019
Cash and cash equivalents[*1]	637.6
Book value debt on the balance sheet	-5,093.3
Hybrid bond 50% equity credit	250.0
FX adjustment[*2]	-28.3
Gross debt[*3]	-4,871.6
Net cash (debt)	**-4,234.0**
Net debt/Adjusted EBITDA ratio	**3.8 x**
Adjusted EBITDA	**1,125.9**

NET INCREASE (DECREASE) IN CASH

(BN YEN)	FY2018	FY2019	vs. PY	
Net cash from operating activities	328.5	669.8	+341.3	+103.9%
Acquisition of PP&E	-77.7	-127.1		
Proceeds from sales of PP&E	50.7	12.6		
Acquisition of intangible assets	-56.4	-90.6		
Acquisition of investments	-17.1	-7.6		
Proceeds from sales and redemption of investments	65.0	49.4		
Acquisition of business, net of cash and cash equivalents acquired	-2,958.7	-4.9		
Proceeds from sales of business, net of cash and cash equivalents divested	85.1	461.5		
Proceeds from withdrawal of restricted deposit	71.8	-		
Net increase (decrease) in short-term loans	367.3	-351.2		
Proceeds from long-term loans	1,215.5	-		
Repayment of long-term loans	-	-137.4		
Proceeds from issuance of bonds	1,580.4	496.2		
Repayment of bonds	-	-563.6		
Interest paid	-34.9	-127.2		
Dividends paid	-143.0	-282.6		
Others	-37.7	-40.6		
Net increase (decrease) in cash	439.0	-43.3	-482.4	–

1. Includes short-term investments which mature or become due within one year from the reporting date.
2. FX adjustment refers to change from month-end rate to average rate used for non-JPY debt calculation, to match with adjusted EBITDA calculation.
3. Bonds and loans of current and non-current liabilities. 250Bn yen reduction in debt due to 500Bn yen hybrid bond issuance in June 2019, given that the hybrid bond qualifies for 50% equity credit for leverage purposes. Includes cash and non cash adjustments to debt book-value. Non-cash adjustments include changes dues to debt amortization and FX impact.

26

FY2018 NET DEBT/ADJUSTED EBITDA

Takeda

(Bn yen)	FY2017	FY2018	vs. PY	
Operating Free Cash Flow	242.9	194.4	-48.5	-20.0%
Sale of Wako shares	84.5	-		
Sale of Techpool and Multilab shares	-	27.5		
Sale of other shareholdings[*1]	40.6	65.0		
Real estate disposals[*1]	39.3	108.3		
Payment into restricted deposit of TiGenix	-71.8	-		
Dividend	-141.9	-143.0		
Repayment of long term loans and bonds	-140.0	-		
Bridge and term loan facilities, etc. - Shire acquisition	-	-19.5		
Net of cash consideration - Shire acquisition	-	-2,891.9		
Proceeds from long-term loans and issuance of bonds - Shire acquisition	-	3,295.9		
Others	-78.6	-229.2		
Net increase (decrease) in cash	-24.9	407.6	+432.5	—

(Bn yen)	FY2017	FY2018	vs. PY	
Cash and cash equivalents[*2]	294.5	702.1	+407.6	+138.4%
Debt[*3]	-985.7	-5,751.0	-4,765.3	-483.5%
Net cash (debt)	-691.1	-5,048.9	-4,357.7	-630.5%
Gross debt/Adjusted EBITDA ratio	2.6 x	10.7 x	+8.1	
Net debt/Adjusted EBITDA ratio	1.8 x	9.4 x	+7.6	
Net debt/Pro-forma Adjusted EBITDA ratio		4.7 x		
Adjusted EBITDA[*4]	377.7	536.4	+158.7	+42.0%
Pro-forma Adjusted EBITDA[*4]		1,077.7		

[*1] FY2018 disposal objective: ~110 Bn yen in total [*2] Includes short-term investments which mature or become due within one year from the reporting date [*3] Bonds and loans of current and non-current liabilities [4] Please see slide 28 for details.

27

FY2018-2019 NET PROFIT TO ADJUSTED EBITDA BRIDGE 28 1. FY2019 includes adjustments for non-cash equity based compensation expense and EBITDA of divested products. 2. Subtracted Legacy Shire’s Jan – Mar 2018 (3 months) Non GAAP EBITDA from Legacy Shire’s Jan – Dec 2018 (12 months) Non GAAP EBITDA and converted to JPY with average exchange rate of 110.8 JPY/USD (Apr – Dec 2018). 3. 12-month Apr 2018 – Mar 2019 combined Adjusted EBITDA of Takeda and Legacy Shire. Note: Takeda’s Adjusted EBITDA and Legacy Shire’s Non-GAAP EBITDA are not directly comparable, because (1) Takeda’s results are based on IFRS and Legacy Shire’s results are based on U.S. GAAP and (2) Takeda’s Adjusted EBITDA and Legacy Shire’s Non-GAAP EBITDA are defined differently. (BN JPY) FY2018 FY2019 Net profit for the year 135.1 44.3 Income tax expenses -7.5 -105.0 Depreciation and amortization 247.7 583.6 Interest expense, net 41.6 137.8 EBITDA 416.9 660.7 Impairment losses 10.1 101.9 Other operating expense (income), net, excluding depreciation and amortization -58.6 124.1 Finance expense (income), net, excluding interest income and expense, net 24.9 -0.6 Share of loss on investments accounted for under the equity method 43.6 24.0 Other adjustments: Impact on profit related to fair value step up of inventory in Shire acquisition 74.2 191.0 Acquisition costs related to Shire 23.8 5.3 Other costs*1 1.6 19.5 Adjusted EBITDA 536.4 1,125.9 Legacy Shire's Non-GAAP EBITDA*2 541.3 N/A Pro-forma Adjusted EBITDA*3 1,077.7 N/A

AATD α1-antitrypsin deficiency AD Alzheimer’s disease ADC antibody drug conjugate ADHD attention deficit hyperactivity disorder AHA acquired hemophilia A ALK anaplastic lymphoma kinase ALCL anaplastic large-cell lymphoma AML acute myeloid leukemia ASCT autologous stem cell transplant ARD acid-related diseases AVA Advanced Vial Access BBB blood brain barrier BLA biologics license application BMA bradykinin mediated angioedema BTD breakthrough therapy designation BTK Bruton's tyrosine kinase BOS budesonide oral suspension CAR-T chimeric antigen receptor-T CD Crohn's disease CHAWI congenital hemophilia A with inhibitors CHMP Committee for Medicinal Products for Human Use CIAS cognitive impairment associated with schizophrenia CIDP chronic inflammatory demyelinating polyradiculoneuropathy CLL chronic lymphocytic leukemia CML chronic myeloid leukemia CMML chronic myelomonocytic leukemia CMV cytomegalovirus CSF cerebrospinal fluid CNS central nervous system CPF complex perianal fistulas CRL complete response letter CRPS complex regional pain syndrome CTCL cutaneous T-cell lymphoma cTTP congenital thrombotic thrombocytopenic purpura DAAO D-amino acid oxidase DEE developmental and epileptic encephalopathies DLBCL diffuse large B-cell lymphoma DS Dravet syndrome DU duodenal ulcer Dx diagnosis EDS excessive daytime sleepiness EE H erosive esophagitis healing EE M erosive esophagitis maintenance EFI enteral feeding intolerance EGFR epidermal growth factor receptor EMA European Medicines Agency EOE eosinophilic esophagitis ESCC esophageal squamous-cell carcinoma FDA the U.S. Food & Drug Administration FL front line FSI first subject in GCC guanylyl cyclase C GERD gastroesophageal reflux disease GI gastrointestinal GnRH gonadotropin-releasing hormone GU gastric ulcer GvHD graft versus host disease HAE hereditary angioedema H2H head-to-head HCC hepatocellular carcinoma HemA hemophilia A HER2 human epidermal growth factor receptor 2 HL Hodgkin lymphoma HR MDS higher-risk myelodysplastic syndromes HSCT hematopoietic stem cell transplant IBD inflammatory bowel disease IH idiopathic hypersomnia IND investigational new drug iNHL Indolent non-Hodgkin’s lymphoma I/O immuno-oncology iTTP immune thrombotic thrombocytopenic purpura IV intravenous iPSC induced pluripotent stem cells L-ASA low dose aspirin LBD Lewy body dementia LB AML low-blast acute myeloid leukemia LSD lysosomal storage disorder LCM lifecycle management LGS Lennox-Gastaut syndrome mAb monoclonal antibody MAOB monoamine oxidase B MDD major depressive disorder MG myasthenia gravis MLD metachromatic leukodystrophy MM multiple myeloma NAE NEDD8 activating enzyme ND newly diagnosed NDA new drug application Neg Negative NERD non-erosive reflux disease NHL non-Hodgkin’s lymphoma NK natural killer NME new molecular entity NMPA National Medical Products Administration NSCLC non-small cell lung cancer NSCT non stem cell transplant NS negative symptoms NT1 or 2 narcolepsy Type 1 or 2 ORR overall response rate Regional Abbreviations: CN: China; EU: Europe; JP: Japan; US: United States of America OSA obstructive sleep apnea PARP poly (ADP-ribose) polymerase PAS prior approval supplement PBS phosphate buffered saline PCAB potassium competitive acid blocker Ph+ ALL Philadelphia chromosome-positive acute lymphoblastic leukemia PID primary immunodeficiency PK pharmacokinetics POC proof of concept POGD post-operative gastrointestinal dysfunction POI post-operative ileus PTCL peripheral T-cell lymphoma PTH parathyroid hormone R/R relapsed/refractory RCC renal cell cancer RTK receptor tyrosine kinase sALCL systemic anaplastic large cell lymphoma SBS short bowel syndrome SC subcutaneous formulation SCD sickle cell disease SCT stem cell transplant SCZ schizophrenia SID secondary immunodeficiency SLE systemic lupus erythematosus sq squamous STING stimulator of interferon genes SUMO small ubiquitin-related modifier TESD treatment emergent sexual dysfunction TKI tyrosine kinase inhibitor TRD treatment resistNMPAant depression UC ulcerative colitis vWD von Willebrand disease GLOSSARY OF ABBREVIATIONS 29

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